jjenkins@calfee.com
216.622.8507 Direct

Calfee, Halter & Griswold LLP
Attorneys at Law
1400 KeyBank Center
800 Superior Avenue
Cleveland, Ohio 44114-2688
216.622.8200 Phone
216.241.0816 Fax
www.calfee.com

February 1, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3010

Attention:	Sean Donahue

	Re:	The J.M. Smucker Company (File No. 1-05111
Ladies and Gentlemen:
This firm represents The J.M. Smucker Company (the “Company”). The purpose of this letter is to confirm my telephone conversation of yesterday afternoon with Mr. Donahue of the Division of Corporation Finance. During that discussion, Mr. Donahue agreed to extend the Company’s response date for the staff’s January 31, 2008 comment letter to February 29, 2008.
The Company appreciates the staff’s willingness to extend the response date. If any further information is required, please feel free to contact the undersigned at the telephone number or e-mail address set forth above.
Very truly yours,
/s/ John J. Jenkins
John J. Jenkins

cc:	Mark R. Belgya
M. Ann Harlan, Esq.

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